FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 08, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued - Friday 8 December 2006, London, UK


               GlaxoSmithKline To Acquire Domantis for GBP230 Million

            GSK Will Further Expand Its Biopharmaceuticals Portfolio
               With Acquisition of Pioneering Antibody Technology


GlaxoSmithKline plc (GSK) today announces that it has entered into an agreement to acquire Domantis Ltd, a leader in developing the next generation of antibody therapies, for GBP230 million (US$454 million) in cash. Domantis, a privately owned company, will become part of GSK's Biopharmaceuticals Centre of Excellence for Drug Discovery (CEDD) while continuing to operate from laboratories in Cambridge, UK.


The acquisition agreement is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and is expected to complete in January.


"Domantis has pioneered the extension of antibody therapies to potentially far wider applications than has been possible with conventional monoclonal antibodies," said Mike Owen, Senior Vice President, Biopharmaceuticals CEDD, GSK. "Its talent and world-leading technology will complement the work we are already taking forward in the CEDD to put GSK at the forefront of biotechnology."


Robert Connelly, Domantis founding Chief Executive Officer, said, "The agreement with GSK allows us to embed our R&D organization intact within a company committed to fully exploiting the potential therapeutic applications of our technology. I am delighted that GSK has made this major investment in our technology, our people, and our product pipeline."


Next-generation antibody therapy

Monoclonal antibodies, laboratory-engineered versions of the antibodies found in the natural immune system, can bind with exquisite precision to targets in the body. Yet their therapeutic applications, while growing rapidly, have been constrained by their large molecular size. Currently marketed therapeutic antibodies have to be administered by injection or infusion.


Founded in 2000 by Ian Tomlinson and Sir Gregory Winter, Domantis has pioneered the next generation of antibody therapy, which is based on the smallest functional binding units of human antibodies. These units, termed domain antibodies (dAbs), may be administered in inhaled, topical, and, potentially, oral formulations as well as by injection and infusion. The Domantis technology also enables dAbs to serve as building blocks for therapeutics simultaneously directed at more than one disease target.


Current research programmes at Domantis address diseases including rheumatoid arthritis, asthma, chronic obstructive pulmonary disease, and multiple myeloma.


"When Sir Gregory and I founded Domantis, our aim was to build a world-class R&D team capable of producing a wide range of dAb products that would have a major impact in medicine," said Dr Tomlinson, formerly of the UK Medical Research Council's Laboratory of Molecular Biology (MRC-LMB) and now Chief Scientific Officer at Domantis.


"The acquisition of Domantis by GSK highlights the tremendous potential and value of dAbs and provides the funding and capabilities to advance a large number of dAb products through clinical testing. Combining the core protein-engineering capabilities, technology, and intellectual property of Domantis with the basic science and clinical and commercial strength of GSK creates an opportunity to advance biopharmaceuticals on a global scale."


Dr Tomlinson will continue to manage the Cambridge laboratories of Domantis while serving as a GSK executive in the Biopharmaceuticals CEDD reporting to Dr Owen.


Sir Gregory, who has been a member of the Board of Directors and Chairman of the Scientific Advisory Board at Domantis, is Deputy Director of both the MRC-LMB and the MRC Centre of Protein Engineering.


Biopharmaceuticals at GSK

GSK has committed to becoming a leader in biopharmaceuticals by dedicating one of its Centres of Excellence for Drug Discovery to this endeavour. Large pharmaceutical companies traditionally specialise in medicines that are small molecules, administered orally. Biopharmaceuticals, by contrast, are large molecules typically administered by injection or infusion, though research continues in other delivery technologies. Examples of biopharmaceuticals are monoclonal antibodies, therapeutic vaccines, and recombinant therapeutic proteins.

The Biopharmaceuticals CEDD is one of nine CEDDs in GSK which focus on specific technologies or therapeutic categories. The CEDDs, consisting of cross-functional teams of scientists and physicians, manage the progression of compounds in the 'middle' of the pipeline, bridging the conventional gap between discovery and development while drawing from the broader resources of the entire R&D organisation.


S M Bicknell

Company Secretary

8th December 2006


Notes to editors:

- Scientists in the laboratories of Sir Gregory Winter first published their work with dAbs in Nature in 1989. The MRC-LMB has remained at the forefront of antibody research since monoclonal antibodies were invented there in the 1970's.

- Domantis this year won the UK Innovation in Drug Discovery & Development Award sponsored by London First and UK Trade & Investment.

- For further information about Domantis, please visit http://www.domantis.com.


GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company's updated product development pipeline, visit GSK at www.gsk.com.


Cautionary statement regarding forward-looking statements

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Operating and Financial Review and Prospects' in the company's Annual Report 2005.

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Enquiries:

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UK Media enquiries:                      Philip Thomson          (020) 8047 5502
                                         Alice Hunt              (020) 8047 5502
                                         Gwenan White            (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                         Patricia Seif           (215)  751 7709

European Analyst/Investor enquiries:     Anita Kidgell           (020) 8047 5542
                                         Jen Hill                 (215) 751 7199
                                         David Mawdsley          (020) 8047 5564
                                         Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419



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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 08, 2006                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc